UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 22, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

RoomStore, Inc.

File No. 333-158373 - CF#23904

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RoomStore, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on April 2, 2009, as amended.

Based on representations by RoomStore, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.2 through May 30, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brigitte Lippmann
Special Counsel